Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

January 31, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: David Gessert or Jessica Livingston

Re:	Re: Plutus Financial Group Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 21, 2022 CIK No. 0001933021

Dear Mr. Gessert:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated November 8, 2022, commenting on the Company’s Amended Draft Registration Statement on Form F-1 submitted October 21, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Commonly Used Defined Terms, page ii

1. We note your response to comment 9. You still appear to use “customers” and “clients” interchangeably in some areas of the filing. For example, you refer to “clients” being approved for and having margin loans on pages 59 and F-10 as well as conducting securities trading on page 79. Revise your commonly defined terms to include and define “customers” and “clients.”

Response: Please be advised that remaining references to “clients” were in error. In response to this comment, the Company has amended the Registration Statement to refer consistently to “customers” throughout.

Prospectus Summary, page 1

2. We note the revisions you made in response to prior comment 11. With your next submission or public filing, please disclose for each material operating subsidiary the assets, revenues and net income for the interim period of 2022, or advise.

Response: In response to this comment, the Company has amended the registration statement to update this disclosure to include information as of the most recent interim period.

United States Securities and Exchange Commission

Attn: David Gessert

January 31, 2023

Our Revenue Model

Plutus Securities

Securities Dealing and Brokerage Services, page 3

3. We note the disclosure on page 4 that you received commissions and handling fees from external brokers for the placement of underlying trading volume and the placement of orders, respectively, and that you received commission fees for acting as a placement agent and as an underwriter during each of the years ended December 31, 2021 and 2020. Such payments received from these external third parties appear to indicate that these payments were “payment for order flow.” Please reconcile this with your response to comment 26, in which you say that you do not have any payment for order flow arrangements. In addition, revise your disclosures throughout the document to thoroughly discuss and consistently reflect these activities, and related revenues, as pertaining to payment for order flow.

Response: In response to this comment, the Company respectfully submits that it does not conduct activities that can be fairly characterized as ‘payment for order flow.’ With regard to commissions generated from the execution of securities trading, the Company’s securities trading platform is linked with several other securities firms (the “external brokers”). When customers of Plutus and customers of the external brokers place their trade orders, there is an option for the customers to choose which securities firms will execute their orders. When customers of the external brokers select Plutus for the execution of orders, Plutus provides execution of the orders and receives commissions from the external brokers in return for the execution services performed. Please note that regardless of which firm is selected by the customers to execute their trade order, the commission charged to the customers remains the same. Given that customers have discretion to select the broker for execution of their trade orders, and given that the commission charged to the customer remains the same regardless of which executing broker they select, the Company does not believe that this activity can fairly satisfy the commonly understood definition of ‘payment for order flow.’

Regarding commissions generated from acting as a placement agent and underwriter, the Company receives the commissions directly from the issuer of the securities and the stock exchange of Hong Kong directly. No external brokers are involved, and therefore these commissions cannot be accurately regarded as payment for transaction flow.

United States Securities and Exchange Commission

Attn: David Gessert

January 31, 2023

Risk Factors

The Company may not be able to develop its margin..., page 25

4. We note your response to comment 43 and your disclosure on page 67 indicating that you do not engage in any securities lending business. We also note your disclosure on page 26 that you provided margin financing service and securities lending services and quantifying outstanding margin financing and securities lending balance. Please clarify, if true, that you offer securities lending services but did not provide any such services, and the balances noted are for margin financing only.

Response: In response to this comment, the Company has amended the Registration Statement at page 26 to clarify that it offers margin lending for the trading of securities and that the balances noted are solely for margin financing. The Company does not engage in any securities lending business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview , page 54

5. We note your response to comments 26 and 30. We reissue these comments in part. Please revise your disclosures to address the following:

●	Describe the products in which you trade, such as equities, fixed income, commodities, etc. If you offer trading only in one area, such as equities, so state;
●	Provide quantitative information at that more granular level for investors to see trends within these different categories; and
●	Include narrative explaining trends at this more granular level.

Response: In response to this comment, the Company has amended the Registration Statement to include additional information and clarifications on this subject, including the fact that during the years ended December 31, 2021 and 2020, the Company offered trading in equities only, and that it extended its services to offer trading in equities and fixed income products during the nine months ended September 30, 2022. Trends in commission income from these activities and their underlying causes are also discussed.

6. We note your response to comment 28. Please revise to provide a more thorough discussion of the reason for the significant increase in placing commissions recognized in fiscal 2021. In this regard, we note that your response letter indicates an increase in bond placements, which is not referenced in your filing disclosures. Further, your disclosures should provide some additional context to quantify the increase.

Response: In response to this comment has amended the Registration Statement to include an explanation that placing commissions for debt issuances increased during 2021 due to a slowing market sentiment regarding IPOs and a shift by issuers toward raising funding through debt issuances.

United States Securities and Exchange Commission

Attn: David Gessert

January 31, 2023

Revenues , page 57

7. We note your response to comment 32 and revised disclosures on page 59 regarding margin loans. We reissue and amend our comment in part. Please enhance your disclosures to address the items below.

●	Fully discuss the process for customers to obtain margin loans. By way of example only, explain whether every customer or a specific subset is automatically approved for margin lending, and whether additional steps must be taken for approval; whether customers must have funds in their accounts to obtain margin loans; and how you approve margin loans and determine margin loan amounts.
●	Describe collateral requirements for margin lending, such as collateral types accepted and collateral levels that must be maintained.

Response: In response to this comment, the Company has amended the Registration Statement to expand its disclosures on margins loans to explain the process for customer margin loans in detail, include a description of the types of collateral accepted, and include a description of the factors considered in establishing, monitoring, and updating margin ratios and collateral requirements. The Company has a dedicated team to monitor the collateral requirements on a daily basis.

8. We note your disclosure on page 57 indicating that you offer fractional share trading. In your response letter, please provide us with a thorough accounting analysis explaining your accounting treatment for fractional shares, including specific references to authoritative accounting literature used in reaching your conclusions. In addition, revise your disclosures in appropriate locations to provide a thorough discussion of your fractional share program, including but not limited to addressing the items below.

●	Explain the mechanics of this business for both buy and sell transactions, covering placement of orders, funding, order execution, clearing, custodial, and recordkeeping responsibilities.
●	Describe the treatment of any residuals (i.e., the fraction of a share not acquired by the customer).
●	Indicate whether you fill any orders from your own inventory and, if so, describe that process.
●	Explain what happens if a customer wants to sell a fractional share for which you or the party fulfilling the order does not have a residual in inventory.
●	Discuss any limitations of your fractional share offerings, such as whether customers can transfer their fractional share investments to brokerage accounts not held by you. Address related accounting and where these activities are reflected in your financial statements.
●	Quantify the impact of this business on your operations for the periods presented, including volumes, related revenues, and amounts reflected on the balance sheet, as applicable.

Response: In response to this comment, the Company respectfully advises the Commission that it does not engage in fractional share trading as a normal part of its daily business. All stocks listed on the Hong Kong exchange are traded in a board lot size and fractional shares (units of share less than one board lot size) are uncommon and only result from stock splits, bonus shares, and similar corporate actions. In the rare instances where a customer has a fractional share on hand, the Company will reach out to a handful of Hong Kong brokers who are engaged in the fractional shares business for a quotation. If the quoted price is accepted by the customer, the Company will arrange for the exchange of the fractional share for the agreed proceeds and will charge a percentage of the sale amount as commission. The Company does not fill fractional share orders from its own inventory. Commissions arising from the trading of fractional shares amounted to less than HK$1,000 (or US$130) for each of nine months ended September 30, 2022 and the years ended December 31, 2021 and 2020. Revenue from fractional share trading, if any, is expected to generate less than HK$1,000 annually for the foreseeable future. Accordingly, the Company does not believe that a discussion of the mechanics of fractional share trading and related details will provide useful information to potential investors in the offering. A disclosure regarding the nominal size of revenue from fractional share trading has been added to the Registration Statement.

United States Securities and Exchange Commission

Attn: David Gessert

January 31, 2023

9. We note your response to comment 33 and your revised disclosures on pages 4 and 59 regarding interest rates for margin loans. Please clarify whether rates differ for related versus unrelated parties.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that margin loan rates are the same for related and unrelated parties.

10. We note your response to comment 35 and the revised disclosures on page 59. We reissue our comment in part. Please enhance your disclosures to address the following:

●	Present assets under management (“AUM”) by asset class, distribution or client type, and / or other meaningful categories;
●	Provide a roll-forward of AUM showing inflows, outflows, foreign exchange impact (if any), and market appreciation or depreciation for the periods presented; and
●	Separately disclose fees recognized from acting as an investment manager for (i) internal and (ii) external funds during the periods presented.

Response: In response to this comment, the Company has amended the Registration Statement to include the additional information requested.

Operating Expenses, page 60

11. We note your response to comment 36. Please provide us, within your response letter, with your detailed accounting analysis supporting your treatment of commission expenses, including specific references to authoritative accounting literature considered, such as ASC 606. In addition, revise your disclosures to specify which line items are presented net of expenses and to quantify the amount of expense netted for each period.

Response: In response to this comment, the Company has amended the Registration Statement to include the information requested in the “Revenues” section of the MD&A on page 58. Regarding the application of ASC 606, the Company refers to ASC 606-10-55-36. In the Company’s view, the customers (i.e., the IPO subscribers) are the principal in the IPO subscription as it is the decision of the customers to subscribe for the IPO, and the Company acts as the agent to arrange for the application. In accordance with ASC 606 606-10-55-36, because the Company acts as the agent for this transaction, the relevant revenues from the transaction are presented on net basis. Therefore, in as disclosed in the amended Registration Statement, for the year ended December 31, 2021, the Company earned commission income of HK$102,000, representing the net amount of commission income of HK$1,413,000 as received by the Company less commission expense of HK$1,311,000 as paid to the external brokers from the Company.

United States Securities and Exchange Commission

Attn: David Gessert

January 31, 2023

Segment Performance for fiscal year ended December 31, 2020 and 2021, page 62

12. We note the response to comment 29 and the revised disclosures beginning on page 62 in regard to the identified segments operating performance. We reissue our comment in part. Please revise your disclosures to provide specific qualitative narrative regarding segment level performance. This should include, but not be limited to, a discussion of segment revenues that addresses drivers and trends specific to each segment, rather than referring readers to another section of MD&A that discusses revenue types. In addition, you state on page 63 that primary drivers of the general and administrative expense for both segments included salary and compensation; however, salary and compensation is shown as a separate line item, with balances in the Corporate column, on page 62, and no narrative explains why they would be within general and administrative expense for the segments. Further, you have no context within the segment section to explain what is driving this increase for both segments.

Response: In response to this comment, the Company has amended the Registration Statement to add the additional information requested. The references to salary and compensation driving increased general and administrative expenses were in error and have been corrected. As disclosed in the amended Registration Statement, the increase in general and administrative expenses for the asset management services segment was driven primarily by fund set-up expenses and the increase in general and administrative expenses for the securities related services segment was driven primarily by increases in office supplies expense and entertainment expenses.

Regulatory and Capital Requirements , page 64

13. Please revise your disclosures to define “paid-up capital” as presented, explain who sets this minimum and why, and clarify whether you exceeded the minimum amount required for the periods presented in the filing.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that paid-up capital is not defined under the Hong Kong Securities and Futures Ordinance, but that the term generically refers to the actual paid-up share capital of a company by its shareholders. Additional disclosures were added to indicate that paid-up capital requirements are set under Hong Kong Financial Resource Rules and that both Plutus Asset Management and Plutus Securities exceeded the required regulatory capital requirements for the periods presented in the Prospectus.

Business

Plutus Asset Management, page 80

14. We note the revisions made in response to prior comment 47. Please revise to also disclose your assets under management for each fund as of the latest most practicable date.

Response: In response to this comment, the Company has amended the Registration Statement to provide the updated information requested.

United States Securities and Exchange Commission

Attn: David Gessert

January 31, 2023

Related Party Transactions, page 106

15. We note your response to prior comment 53. Please expand your disclosure to provide a narrative description of each related party transaction disclosed. Refer to Item 4 of Form F-1 and Item 7.B. of Form 20-F.

Response: In response to this comment, the Company has amended the Registration Statement to include a description of the material terms of each of the related party transactions disclosed.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Securities brokerage commission and handling fee, page F-12

16. Your disclosures indicate that you act not as an agent for “provision of securities brokerage services to customers executing securities trade” and that you earn commission income in fixed percentages. In addition, we note that some of your disclosures (such as on pages 55 and 69) and the fee schedule of the Customer Agreement A sample provided suggest that you may provide not just execution but also clearing and custody services in connection with securities trading for customers. This suggests that there may be multiple promised goods or services. Please revise your disclosures to address the following:

●	Clearly define “provision of securities brokerage services”;
●	Clearly and consistently state whether you provide execution, clearing, and / or custody services, and define your specific obligations under each, as applicable;
●	If you do not provide execution, clearing, and custodial services, identify who does provide these services;
●	Address the process of initiation of a trade by the customer; and
●	Explicitly identify and define each promised good or service in your contracts with your customers; further, explicitly identify which promised good(s) and service(s) represent or are combined to represent a performance obligation and why.

Response: In response to this comment, the Company advises that the Company acts as an agent for provision of securities brokerage services. The Revenue Recognition portions of footnote to the financial statements have been revised and expanded to include the requested information.

17. We note your responses to comments 9 and 57, as well as related disclosure revisions. Please address the items below.

●	Provide us, in your response letter, with a full accounting analysis for each trading related service (i.e., activities encompassed by securities brokerage and handling and by underwriting and placing services) supporting your conclusions that you are an agent. Your response should include, but not be limited to, how you considered ASC 606-10-55-36 through 40, including, among other things, addressing your consideration of primary responsibility, inventory risk, and pricing discretion.
●	Relatedly, provide us with a thorough analysis supporting your conclusion of who you consider to be your customers for each of these products or services, in the context of ASC 606. In this regard, we note that the customer in the context of ASC 606 may differ depending on your role.

Response: Securities brokerage services includes provision of trade execution, clearing and custody services, on behalf of customers, to individual customers or brokers. The Company is primarily responsible for fulfilling the promise to execute the order on behalf of the customer. The Company does not take inventory risk at any time before or after the securities are transferred to the customer. The Company does not have discretion in establishing trading prices for the securities. The Company is entitled to a commission and clearing fee when a trade order is placed by the customer. The Company considered the above indicators in light of ASC 606-10-55-39 and concluded that the Company is an agent in the provision of securities brokerage services.

United States Securities and Exchange Commission

Attn: David Gessert

January 31, 2023

Handling services mainly represented the provision of trade clearing, IPO subscription and dividend handling fee to individual customers or brokers. The Company is primarily responsible for fulfilling the promise to clear a trade, subscribe for securities and receive dividends on behalf of the customer. The Company does not take inventory risk at any time before or after securities or funds are transferred to the customer. The Company does not have discretion in establishing trading prices for the securities subscription. The Company considered the above indicators in light of ASC 606-10-55-39 and concluded that the Company is an agent for trade clearing, IPO subscription and dividend handling services.

The Company acts as a principal in underwriting services to raise capital for the securities issuer, who issues or proposes to issue any securities, as the Company is obligated to take up unsubscribed securities up to underwriting commitment, an agreed maximum number of securities to underwrite. The customer of the Company is the lead underwriter. The Company is primarily responsible for fulfilling the promise to provide the specified good or service to customers. The Company has inventory risk before or after the specified good or service has been transferred to a customer. The Company has discretion in setting prices to customers. The Company considered the above indicators in light of ASC 606-10-55-39 and concluded that the Company is a principal in underwriting services.

The Company is an agent to provide placing services by using its reasonable best efforts to procure potential subscribers to subscribe the funds raised by securities issuers. The Company is under no obligation to purchase the securities if the subscribers do not subscribe to any or all of the securities. The customer of the Company is the securities issuers. The Company is not primarily responsible for fulfilling the promise to provide the specified good or service to customers. The Company has no inventory risk before or after the specified good or service has been transferred to a customer. The Company has no discretion in setting prices to customers. The Company considered the above indicators in light of ASC 606-10-55-39 and concluded that the Company is an agent in placing services.

18. In regard to handling fee income earned, please revise to specifically address the following:

●	Explain what “settlement services” represent and why you believe recognition of related revenue on a trade date basis, as opposed to a settlement date basis, is appropriate. In addition, clarify who provides execution and custodial services for these settled transactions.
●	With regards to dividend handling fee, clarify whether you provide custodial services and, if so, how you considered that in the context of your performance obligations and recognition timing.
●	Noting your disclosure on page 57 that you appear to be paid placement handling fees regardless of successful allotment, incorporate that disclosure here and also indicate whether you are paid in the event that there is no successful execution of the related transaction.
●	Disclose whether you receive any fees from the principal in handling fee types of transactions.

Response: In response to this comment, the relevant portions of footnote to the financial statements have been revised and expanded to include the requested information. The Company revised “settlement services” as trade clearing services. Trade execution commission and clearing fee are recognized and accrued in individual equities on a trade-date basis, and are recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of executing of transaction services and the risks and rewards of ownership have been transferred to/from the customer.

United States Securities and Exchange Commission

Attn: David Gessert

January 31, 2023

Underwriting and placing services, page F-13

19. As it relates to the disclosures relating to the underwriting and placing services, please revise your disclosures to address the following:

●	Specifically identify the principal in these transactions and discuss that entity’s performance obligations versus your own in acting as an agent;
●	Identify who is your customer in these transactions;
●	Define the underwriting and placing services performed, as well the timing of these services. To the extent that there are multiple performance obligations, include specific discussion of revenue recognition timing for each service performed; and
●	Define “placing commitment” and “issuer” in this context.

In addition, if the terms of payment are negotiated with and differ for each issuer, please provide us with an accounting analysis in your response letter explaining how you considered whether this fee arrangement would be considered variable under ASC 606.

Response: In response to this comment, the Company has amended the Registration Statement on page F-13 to include the requested information. The transaction price includes variable consideration as the underwriting and placing commission income are generally charged at fixed rate with reference to size of funds raised in the transaction, subject to negotiation with relevant securities issuers and lead underwriters and the Company does not receive or not entitled to any compensation if the related underwriting and placing transaction are not completed.

20. We note your response to comment 55 and revised disclosure on page F-13 regarding underwriting and placing services, including that you say there is no variable consideration in the fee arrangement, and that you do not receive and are not entitled to any compensation if the related transaction is not completed. Please provide us, within your response letter, with a thorough accounting analysis supporting your accounting conclusions, including how you considered ASC 606-10-32-6.

Response: In response to this comment, the Company has amended the Registration Statement to revise its disclosures on page F-13 to clarify that underwriting and placing commission fees are variable based on fixed rate with reference to funds raised in the fundraising activities and that the transaction price includes variable consideration.

Note 12. Related Party Transactions, page F-21

21. We note the response to comment 61 and revised disclosures on page F-23. Please revise to clarify what you mean when you say that the amount due from Mr. Zhao will be settled by way of dividend distribution. In addition, ensure that any interim or future financial statement footnotes address whether additional advances or repayments were made in fiscal 2022, beyond July 15.

Response: In response to this comment, the Company has amended the Registration Statement on page F-23 to clarify that Mr. Zhao is the ultimate controlling shareholder of the Company and that amount due from Mr. Zhao will be settled by way of dividend distribution in the form of a reduction in the amount due from Mr. Zhao and/or cash within 2023. In addition, the Company has revised its disclosure to disclose that from July 15, 2022 to December 31, 2022, HKD1,114,000 was advanced by the Company to Mr. Zhao.

United States Securities and Exchange Commission

Attn: David Gessert

January 31, 2023

General

22. Please include interim financial statements in your next amendment. Refer to Item 8.A.5 of Form 20-F.

Response: In response to this comment the company has amended the Registration Statement to include unaudited interim financial statements as of the nine months ended September 30, 2022 and 2021, with related disclosures and updates.

23. We note your response to prior comment 3. Please revise to include risk factor disclosure addressing your potential status as an investment company under the Investment Company Act of 1940. Without limitation, your disclosure should discuss why you believe you are not an investment company and state whether you, your subsidiaries and affiliated entities intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Act.

Response: In response to this comment, the Company has amended the Registration Statement to include a new risk factor on this subject.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.